UNITED STATES
SECURITIES AND EXCHANGE COMMISS
Washington, D.C. 20549

11016115

AL
3235-0123
y 28, 2011
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 ROSECRANS AVENUE, SUITE 3321
(No. and Street)

EL SEGUNDO, CALIFORNIA 90245
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH MILLER 310/606-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

DEBI SAMBUCHI
Commission # 1899351
Notary Public - California
Los Angeles County
My Comm. Expires Aug 13, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

70

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street	City	State	Zip Code
71	72	73	74

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

CONTENTS

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Griffin Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Griffin Capital Securities, Inc. (the company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 18, 2011
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents		$ 282,237
Prepaid Expenses and Other Assets		119,027
TOTAL CURRENT ASSETS		401,264
FURNITURE, FIXTURES AND EQUIPMENT (Net)		35,183
TOTAL ASSETS		$ 436,447

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable	$ 85,193	
Accrued Expenses and Other Liabilities	95,238	
Due to Affiliate	24,861	
TOTAL LIABILITIES		$ 205,292
STOCKHOLDER'S EQUITY:		
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	5,000	
Additional Paid-In Capital	4,188,379	
Accumulated Deficit	(3,962,224)	
TOTAL STOCKHOLDER'S EQUITY		231,155
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 436,447

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES:		
Commissions		$ 1,545,875
EXPENSES:		
Compensation and Benefits	$ 2,263,865	
Commissions and Marketing Expense	1,106,378	
Travel & Entertainment	574,061	
General and Administrative	262,945	
Conferences	258,266	
Due Diligence Meetings	105,161	
Professional Fees	48,328	
Taxes, Licenses and FINRA Fees	24,852	
Depreciation Expense	6,471	
TOTAL EXPENSES		4,650,327
LOSS FROM OPERATIONS		(3,104,452)
OTHER EXPENSES:		
Realized Loss on Investments		(1,549)
LOSS BEFORE INCOME TAX EXPENSE		(3,106,001)
Income Tax Expense		(800)
NET LOSS		$ (3,106,801)

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance at January 1, 2010	5,000	$ 5,000	$ 860,379	$ (855,423)	$ 9,956
Contributed Capital	-	-	3,328,000	-	3,328,000
Net Loss	-	-	-	(3,106,801)	(3,106,801)
BALANCE AT DECEMBER 31, 2010	5,000	$ 5,000	$ 4,188,379	$ (3,962,224)	$ 231,155

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (3,106,801)
Adjustments to Reconcile Net Loss to Net	
Cash Used in Operating Activities:	
Realized Loss on Investments	1,548
Depreciation Expense	6,471
Increase in:	
Prepaid Expenses and Other Assets	(94,723)
Accounts Payable	54,859
Accrued Expenses and Other Liabilities	95,238
Due to Affiliate	24,861
NET CASH USED IN OPERATING ACTIVITIES	(3,018,547)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Furniture, Fixtures and Equipment	(41,654)
Sale of Marketable Securities	10,552
NET CASH USED IN INVESTING ACTIVITIES	(31,102)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution by Stockholder	3,328,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	278,351
Cash and Cash Equivalents - Beginning of Year	3,886
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 282,237
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash Paid During the Year for Income Taxes	$ 800

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (the company) is primarily engaged in the business of brokering public and private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991. Effective August 28, 2008, the company changed its name from Highland Securities Corporation dba Griffin Capital to Griffin Capital Securities, Inc.

In February 2009, the company became the managing broker-dealer of a private REIT placement, The GC Net Lease REIT, INC., (the REIT). The REIT filed a registration statement with the Securities and Exchange Commission, which became effective on November 6, 2009. The company and the REIT executed an amended agreement to continue as the managing broker-dealer for the public REIT on November 6, 2009 and the private REIT placement was terminated.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2010, approximates its fair value.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) FAIR VALUE MEASUREMENTS (continued)

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2010, the company's assets and liabilities subject to the provisions of ASC 820 included cash and accounts payable, and the carrying amounts approximate fair value.

(e) FURNITURE, FIXTURES AND EQUPMENT

Furniture, fixtures and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful live of 7 years.

(f) REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of public and private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction. Expenses related to a public or private placement are capitalized and recognized as a cost of the transaction upon recognition of the related revenue. Expenses related to transactions which are abandoned are recognized at the date of abandonment.

Commission and marketing fees are earned on completed sales of the REIT's common stock. Such commission fees and, in some instances, a portion of the marketing fees are disbursed to participating broker-dealers, and are included as part of commission and marketing expense in the accompanying financial statements.

(g) INCOME TAXES

The company provides for income taxes on all transactions that have been recognized in accordance with ASC 740, *Income Taxes* (Income Tax Accounting). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including losses of the company as certain tax attributes such as net operating losses (NOLs) and capital loss carryforwards.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) INCOME TAXES (continued)

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2007 and state examinations before the years before 2006.

(h) NEW ACCOUNTING PRONOUNCEMENTS

In February 2010, the FASB issued updated guidance in ASC 810, "Consolidation," which defers the effective date of the consolidation guidance for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker's or service provider's fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof should not be the sole basis for determining the above. As of December 31, 2010, the Company did not have any investments, or other variable interests, in entities that were determined to be VIEs.

(i) SUBSEQUENT EVENTS

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. There were no significant events that occurred subsequent to the date of the financial statements, up to the issuance date of this report.

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following:

Office Furniture	$	41,654
Less: Accumulated Depreciation		(6,471)
NET FURNITURE, FIXTURES AND EQUIPMENT	$	35,183

Depreciation expense for the year ended December 31, 210 was $6,471.

NOTE 3 - DUE TO AFFILIATE

During the year ended December 31, 2010, Griffin Capital Corporation (GCC) (entity related by common stockholder) incurred expenses on behalf of the company. At December 31, 2010, $24,861 was due to GCC, which is non-interest bearing and will be repaid in the ordinary course of business.

NOTE 4 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the company had net capital of $76,945, which is $63,259 in excess of its required net capital of $13,686.

The company is dependent upon the continuing support of its stockholder, which management considers will be maintained.

NOTE 5 - INCOME TAXES

The income tax expense is comprised of the following:

Current - Federal	$	-
Current - State		800
INCOME TAX EXPENSE	$	800

Deferred tax assets (liabilities) are comprised of the following:

DEFERRED TAX ASSETS (LIABILITIES):		
Net Operating Loss Carryforward	$	1,661,000
Accrued Vacation		21,000
State Income Taxes		(117,000)
Depreciation		(12,000)
NET DEFERRED INCOME TAX ASSETS BEFORE VALUATION ALLOWANCE		1,553,000
Valuation Allowance		(1,553,000)
NET DEFERRED INCOME TAXES	$	-

The difference between income tax expense as a percentage of loss before taxes and the federal statutory rate of 34% is due primarily to the effect of the valuation allowance.

As of December 31, 2010, the company has a net operating loss carryforward available to be utilized for federal and state income tax purposes of approximately $3,885,000 and $3,845,000, respectively, which will begin to expire in the year 2030 for federal tax purposes and 2019 for state tax purposes.

A valuation allowance has been established against net deferred income tax assets, which may not be realized. During the year ended December 31, 2010, the valuation allowance increased by $1,217,113.

GRIFFIN CAPITAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Griffin Capital Securities, Inc.

We have audited the accompanying financial statements of Griffin Capital Securities, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

February 18, 2011
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

NET CAPITAL:		
Total Stockholder's Equity	$	231,155
Deductions:		
Nonallowable Assets		(154,210)
NET CAPITAL	$	76,945
TOTAL INDEBTEDNESS:		
Accounts Payable	$	85,193
Accrued Expenses and Other Liabilities		95,238
Due to Affiliate		24,861
TOTAL INDEBTEDNESS	$	205,292
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required at 15:1 Ratio of Aggregate Indebtedness	$	13,686
Excess Net Capital	$	63,259
Excess Net Capital at 15:1 Ratio of Aggregate Indebtedness	$	63,259
Excess Net Capital at 10:1 Ratio of Aggregate Indebtedness	$	56,416
Ratio: Aggregate Indebtedness to Net Capital		2.67:1

See Independent Auditors' Report on Supplemental Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2010

Net Capital as Reported in the Company's Focus Report Part II (as Amended February 16, 2011)	$	76,945
Net Capital Per Schedule I		76,945
DIFFERENCE	$	-
Excess Net Capital as Reported in Company's Focus Report Part II (as Amended February 16, 2011)	$	63,259
Excess Net Capital Per Schedule I		63,259
DIFFERENCE	$	-

See Independent Auditors' Report on Supplemental Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

See Independent Auditors' Report on Supplemental Information

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Griffin Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Griffin Capital Securities, Inc. (the company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of of differencies required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Griffin Capital Securities, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

February 18, 2011
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

Green
Hasson
Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com